

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Olivia Bloom
Chief Financial Officer
919 East Hillsdale BLVD
Suite 250
Foster City, CA

      Re: **GERON CORPORATION**
               Form 10-Q for the quarterly period ended September 30, 2020
               Exhibit No. 10.1
               Filed November 5, 2020
               File No. 000- 20859

Dear Ms. Bloom:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                  Sincerely,

                                  Division of Corporation Finance